June 23, 2025

Mr. Ho Hin Shun
Chief Executive Officer
Fitness Fanatics Ltd
Flat 15, Block F, UG/F.
Wah Lok Industrial Centre
31-35 Shan Mei Street
Fo Tan, New Territories
Hong Kong

       Re: Fitness Fanatics Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 13, 2025
           CIK No. 0002065232
Dear Mr. Ho Hin Shun:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 29, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Risk Factors
Risks Related to Jurisdictions in Which We Operate
The PRC government's significant oversight and discretion over the business operations and corporate structure of our subsidiaries in..., page 35

1. We note your response to prior comments 5 and 7 and reissue in part. We acknowledge the addition of this risk factor to highlight the risks associated with
 June 23, 2025
Page 2

       having business operations and corporate structure subsidiaries in mainland China.
       Please amend this risk factor to also disclose that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and remove the statement that you are not a China-based issuer given your operations in both mainland China and Hong Kong. In addition, please amend your disclosure elsewhere in the registration statement to note that legal operational risks also apply to Hong
       Kong, rather than "may" apply to Hong Kong.
Note 15. Related Party Balance and Transactions, page F-32

2. We have reviewed your revisions in response to prior comment 18 and reissue the comment. Please tell us your consideration of classifying the cash flows from
       "Amounts due from directors" and "Amounts due from related parties" as investing activities in your Combined Statements of Cash Flows pursuant to ASC 230-10-45-
       12a. and 13a.
Exhibits

3. We acknowledge the inclusion of Exhibits 10.1 and 10.2. The exhibits contain multiple redacted items. If you intend to redact information pursuant to Item
       601(b)(10)(iv) of Regulation S-K, please revise to mark the exhibit index to indicate, if true, that portions of the exhibit have been omitted, and include a footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential.
       Please contact Abe Friedman at 202-551-8298 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Taylor Beech at 202-551-
4515 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Kyle Leung